February 11, 2015

Ms. Melissa Raminpour
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:    Brinker International, Inc.
Form 10-K for the Fiscal Year Ended June 25, 2014
File No. 001-10275

Dear Ms. Raminpour:

The purpose of this letter is to provide the detailed response of Brinker International, Inc. to the comments set forth in your letter dated February 3, 2015. For your convenience, your comments have been reproduced in their entirety followed by our responses. In providing our response to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended June 25, 2014

General

1. You stated in your letter to us dated March 14, 2012 that you had a development agreement pursuant to which a Chili’s restaurant was opened in Tartous, Syria, and nine more such restaurants could be developed in that country. We note that the Chili’s website lists the restaurant operating in Tartous, Syria. Syria is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K any contacts with Syria. Please provide us with information regarding any contacts with Syria since the referenced letter. You should describe any goods, services or funds you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

Response:
Since our response letter to you dated March 14, 2012, the franchisee, Tropicana for Projects, temporarily closed the Chili’s restaurant at the Porto Tartous development on January 3, 2013 and we have received $27,152 in royalties and marketing fees related to the restaurant. The restaurant has not reopened for business at any time since January 3, 2013 and we now consider the closure to be permanent. We plan to terminate the franchise agreement for this restaurant and the referenced development agreement. With respect to our website, now that the closure is deemed permanent, we have removed this location from our list of locations.

February 11, 2015
Ms. Melissa Raminpour

Additionally, we continue to have Chili’s trademarks registered with the Syrian Directorate of Commercial and Industrial Property Protection (“DCIP”).  Since our prior letter dated March 14, 2012, we have not incurred any additional fees to the DCIP or the Abu Ghazeleh Intellectual Property firm in connection with the Syrian registrations. We do not contemplate any additional trademark filings at the present time.

Other than the above described situations, we have had no other contact, agreements or other arrangements with the Syrian government or entities it controls.

2. Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response:
As described above, our contact with the Syrian government is merely limited to the registrations of trademarks, and as such poses no material risk to the investment of our security holders. The value of the Chili’s brand is not dependent in any material manner on the ownership of the Chili’s trademark rights or the development of Chili’s restaurants in Syria.

Prior to the franchise agreement for the Porto Tartous Chili’s restaurant, we received no revenues associated with Syria and only minor expenses related to trademark filings. As stated above, we have received $27,152 in royalties and marketing fees related to the Porto Tartous Chili’s restaurant since March 14, 2012. These amounts are not material to our operating results and there are no other revenues, assets or liabilities associated with Syria.

As noted above, the only restaurant developed pursuant to the agreement with Tropicana for Projects has been closed and we intend to terminate the franchise agreement and development agreement. We do not have plans to develop restaurants in Syria now or in the foreseeable future. Given that there are no Chili’s restaurants currently in operation and the immaterial nature of our contacts and revenues related to Syria, we believe that a reasonable investor would not consider our contact with Syria as harmful to our reputation and share value.

February 11, 2015
Ms. Melissa Raminpour

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page F-8

3. Please revise your discussion of cash flows from operating, investing, and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K.

Response:

In future filings, we will revise our discussion of cash flows from operating, investing, and financing activities within our Management’s Discussion and Analysis disclosures to cover the three years presented in our financial statements, as required by Item 303(a) of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements

10. Fair Value Disclosures

(b) Other Financial Instruments, page F-32

4. Please revise to disclose the appropriate fair values in a tabular format as required by ASC 820-10-50-8.

Response:

In future filings, we will disclose the fair values of our financial instruments in a tabular format as required by ASC 820-10-50-8.

If you have any additional questions, feel free to contact me at 972-770-1276.

Sincerely,

/s/ Marie L. Perry
Marie L. Perry
Senior Vice President, Treasurer, Controller
and Chief Financial Officer

3